1 / 5 FERROVIAL SE ANNOUNCES A 2025 INTERIM SCRIP DIVIDEND Amsterdam, 13 May 2025 – Ferrovial SE ("Ferrovial", Ticker: "FER") declares an interim scrip dividend of in aggregate EUR 228 million, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. The dividend per Ferrovial share will be determined based on the number of the shares outstanding on the relevant ex-dividend date and is expected to be announced on 21 May 2025. Ferrovial shares will trade ex-dividend as of 22 May 2025 (the "European Ex-Dividend Date") on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"), and as of 23 May 2025 (the "US Ex- Dividend Date") on Nasdaq’s Global Select Market (“Nasdaq”). In compliance with applicable listing requirements, the dividend record date will be 23 May 2025. The number of existing Ferrovial shares entitled to one new Ferrovial share (the "Ratio") will be determined based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 4, 5 and 6 June 2025. Ferrovial will calculate the Ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. The Ratio and the number of new Ferrovial shares to be issued in connection with the scrip dividend is expected to be announced on 23 June 2025. Ferrovial shareholders are given the opportunity to indicate their election between cash and new Ferrovial shares: (1) from 26 May 2025 (9:00 am Central European Summer Time, "CEST") until 6 June 2025 (5:30 pm CEST), in relation to Ferrovial shares held through a custodian as a participant in (i) Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Euroclear Nederland"), or (ii) Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal ("Iberclear"); and (2) from 27 May 20251 (9:00 am Eastern Daylight Time, "EDT") until 6 June 2025 (5:00 pm EDT), in relation to Ferrovial shares held through a custodian as a participant in The Depository Trust Company ("DTC"), or as a holder of shares in registered form directly on the share register of Ferrovial ("Registered Form"). If no election is made during the relevant election period, an election for a dividend in shares will be deemed to have been made and the dividend will consequently be paid in shares. 1 26 May 2025 is a public holiday in the United States.

2 / 5 Banks and brokers may process the dividend in accordance with any applicable default option as agreed upon in their respective contractual arrangements with Ferrovial shareholders or may set an earlier deadline for the receipt of election instructions from their clients to those detailed above. Ferrovial shareholders should contact their bank or broker to check their default option and timings. Distributions in cash, including settlement of share fractions in cash, where applicable, will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in DTC, or (ii) in Registered Form, who will be paid in USD at the USD/EUR rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00 pm CEST fixing of 6 June 2025. Dividends in cash, where applicable, are in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the cash amount to be paid. Dividends in the form of new Ferrovial shares, which will be paid up from Ferrovial's reserves, are in principle subject to Dutch dividend withholding tax, but only in respect of the nominal value of such new shares (which value amounts to EUR 0.01 per share). Ferrovial will bear the Dutch dividend withholding tax in respect of such dividends in the form of Ferrovial shares, which will amount to 17.65% on EUR 0.01 per scrip share. If you are entitled to an exemption from Dutch dividend withholding tax on the cash dividend, please contact your bank or broker to receive the full distribution on the dividend payment date as set out below. In addition, local tax withholding may be applicable depending on the tax residency, or other tax status of the shareholders. Additional information about the tax consequences of the scrip dividend can be found at www.ferrovial.com/en/ir-shareholders/share-information/shareholder- remuneration/flexible-dividend/. Ferrovial shareholders are advised to consult their tax advisors regarding these tax consequences in any relevant jurisdictions, including whether they may be entitled to an exemption from Dutch dividend withholding tax or can credit such tax. Newly issued Ferrovial shares will rank pari passu in all respects with Ferrovial's existing shares. The following expected timetable applies: 21 May 2025 : Announcement of the cash dividend per Ferrovial share 22 May 2025 : European Ex-Dividend Date 23 May 2025 : US Ex-Dividend Date 23 May 2025 : Dividend record date 26 May 2025 (9:00 am CEST) – 6 June 2025 (5:30 pm CEST) : Election period in relation to Ferrovial shares held through a custodian as a participant in Euroclear Nederland or Iberclear

3 / 5 27 May 2025 (9:00 am EDT) – 6 June 2025 (5:00 pm EDT) : Election period in relation to Ferrovial shares held through a custodian as a participant in DTC or a holder of shares in Registered Form 23 June 2025 : Announcement of Ratio and the number of new Ferrovial shares to be issued From 25 June 2025 : Dividend payment date in cash and delivery of new Ferrovial shares If relevant changes to the timetable are made, they will be announced to the market. Election facilities will be made available via the bank or broker where Ferrovial shares are administered at the start of trading on (i) 26 May 2025 in relation to Ferrovial shares held through a custodian as a participant in Euroclear Nederland or Iberclear, or (ii) 27 May 2025 in relation to Ferrovial shares held through a custodian as a participant in DTC or a holder of shares in Registered Form. Ferrovial shareholders are requested to indicate their choice within the election period set forth above, through their bank or broker, or directly as may be appropriate, to: (1) ING Bank N.V., if you are a holder of shares through a custodian that is a participant in Euroclear Nederland or Iberclear; (2) DTC, if you are a holder of shares through a custodian that is a participant in DTC; and (3) Computershare Trust Company, N.A., in accordance with the election form issued, if you are a holder of shares in Registered Form. Payment of the cash dividend and delivery of new shares, with settlement of fractions in cash, if required, will take place from 25 June 2025 onwards on the basis of share entitlements on the dividend record date. Settlement in cash of fractions, if required, will take place based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 4, 5 and 6 June 2025. This document is made available by publication on Ferrovial's website and is the document referred to in article 1 paragraph 4 sub h and article 1 paragraph 5 sub g of the EU Prospectus Regulation (2017/1129). The new Ferrovial shares to be issued as share dividend will be offered and admitted to trading on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq without a prospectus. More information on the rights attached to Ferrovial shares can be found at www.ferrovial.com/en/ir- shareholders/corporate-governance/rules-of-organization/ and more information about Ferrovial can be found at www.ferrovial.com/en/ir-shareholders/.

4 / 5 Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim scrip dividend, including the expected main milestones and timing of the scrip dividend process. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding payment and timing of the scrip dividend, as well as statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward- looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction.

5 / 5 About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on the Dutch and Spanish Stock Exchanges and on Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.